Exhibit 21.1

LIST OF SUBSIDIARIES

Luminex International, Inc., a Delaware corporation
Luminex B.V., a Netherlands Private Company with limited liability
Luminex 2 B.V., a Netherlands Private Company with limited liability
Luminex 3 B.V., a Netherlands Private Company with limited liability
Luminex Debt Holding, LLC, a Delaware limited liability company
Luminex Molecular Diagnostics, Inc., an Ontario, Canadian corporation
Luminex Trading (Shanghai) Company Limited, a limited liability company under the laws of the PRC
Luminex Japan Corporation Ltd., a Japanese KK
Luminex (Australia) Pty. Ltd, an Australian Proprietary company, limited by shares (d/b/a BSD Robotics)
Labpac Pty Ltd, an Australian Proprietary company, limited by shares
Bizpac (Australia) Pty Ltd., an Australian Proprietary company, limited by shares
Luminex Hong Kong Limited, a Hong Kong company limited by shares